HodgsonRuss LLP
ATTORNEYS

Richard B. Raymer
Direct Dial: 416.595.2681
rraymer@hodgsonruss.com

RECEIVED
2007 AUG 24 A 2:22
FICE OF INTERNATIONAL
CORPORATE FINANCE

07026217

August 22, 2007

Via Federal Express

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

Re: Medical Facilities Corporation - File Number 82-34942

Dear Sir or Madam,

In connection with the Commission's granting to Medical Facilities Corporation ("MFC") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by MFC in Canada for the period between July 28 2007 through August 21, 2007. If you have any questions please do not hesitate to contact me.

Sincerely,

Richard B. Raymer

PROCESSED
AUG 28 2007
THOMSON
FINANCIAL

RBR/vcs
Enclosures

cc: Sergey Savchenko

dw 8/27

Medical Facilities Corporation
File Number 82-34942

August 13, 2007	Interim financial statements
August 13, 2007	MD &A
August 13, 2007	Form 52-109F2 - Certification of Interim Filing - CEO
August 13, 2007	Form 52-109F2 - Certification of Interim Filing - CFO
August 13, 2007	News release
August 13, 2007	News release

042608/00001 TORDOCS 42591v1

File Number 82-34942

RECEIVED

2007 AUG 24 A 2:22

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Interim Consolidated Financial Statements of

MEDICAL FACILITIES CORPORATION

For the Three and Six Months ended June 30, 2007
(Unaudited)

MEDICAL FACILITIES CORPORATION

Interim Consolidated Balance Sheets
(In thousands of U.S. dollars)

	June 30, 2007 (Unaudited)	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 21,227	$ 15,367
Accounts receivable	26,529	27,677
Supply inventory	3,278	2,744
Prepaid expenses and other	1,487	1,330
Withholding tax deposited	2,725	5,129
	55,246	**52,247**
Property and equipment	31,028	31,343
Restricted cash	4,483	4,483
Foreign exchange forward contracts	7,338	2,424
Subordinated notes payable early redemption option (note 1)	744	-
Intangibles	123,427	128;598
Goodwill (note 1)	91,605	75,532
	$ 313,871	**$ 294,627**
Liabilities and Shareholders' Equity		
Current liabilities:		
Accrued interest payable	$ 1,620	$ 1,494
Dividends payable	796	734
Accounts payable	3,296	3,518
Accrued liabilities	4,693	6,178
Current maturities of long-term debt	1,777	1,758
	12,182	**13,682**
Long-term debt less current maturities	20,724	22,811
Future income tax liability	4,489	1,837
Subordinated notes payable	146,633	132,705
Minority exchangeable interest liability (note 1)	71,914	55,503
Minority interests	11,690	10,717
Shareholders' equity:		
Share capital	93,904	93,648
Deficit (note 1)	(47,665)	(36,276)
	46,239	**57,372**
	$ 313,871	**$ 294,627**

See accompanying notes to interim consolidated financial statements.

MEDICAL FACILITIES CORPORATION

Interim Consolidated Statements of Income and Deficit
(In thousands of U.S. dollars, except per share amounts)

	Three months ended June 30, 2007 (Unaudited)	Three months ended June 30, 2006 (Unaudited)	Six months ended June 30, 2007 (Unaudited)	Six months ended June 30, 2006 (Unaudited)
Facility service revenue	**$ 42,044**	**$ 36,063**	**$ 83,202**	**$ 72,192**
Expenses:				
Salaries and benefits	9,366	8,288	18,173	16,529
Drugs and supplies	9,238	7,753	17,950	15,000
Other operating expenses	373	368	754	804
General and administrative	5,925	5,280	12,017	10,594
	24,902	**21,689**	**48,894**	**42,927**
Income before the undernoted	**17,142**	**14,374**	**34,308**	**29,265**
Depreciation and amortization	3,719	3,474	7,439	6,921
Other expenses (income):				
Interest expense, net of interest income	5,037	5,036	9,815	9,919
Interest expense on minority interest exchangeable liability (note 1)	1,701	1,676	3,633	3,702
Change in value of subordinated notes early redemption option (note 1)	939	-	1,169	-
Loss (gain) on foreign currency (note 2)	4,716	2,907	5,680	3,679
Other	(21)	(64)	(63)	(150)
	12,372	**9,555**	**20,234**	**17,150**
Income before income taxes and minority interest	**1,051**	**1,345**	**6,635**	**5,194**
Income tax expense	2,806	1,070	3,937	375
Income (loss) before minority interest	(1,755)	275	2,698	4,819
Minority interest	5,767	4,681	11,516	9,612
Net loss for the period	**(7,522)**	**(4,406)**	**(8,818)**	**(4,793)**
Deficit, beginning of period (note 1)	(37,827)	(27,948)	(36,276)	(25,363)
Dividends	(2,316)	(2,262)	(4,484)	(4,460)
Impact of adopting new financial instruments standards (note 1)	-	-	1,913	-
Deficit end of period	**$ (47,665)**	**$ (34,616)**	**$ (47,665)**	**$ (34,616)**
Basic and fully diluted loss per share (note 1)	**$ (0.285)**	**$ (0.161)**	**$ (0.340)**	**$ (0.170)**

See accompanying notes to interim consolidated financial statements.

MEDICAL FACILITIES CORPORATION

Interim Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended June 30, 2007 (Unaudited)	Three months ended June 30, 2006 (Unaudited)	Six months ended June 30, 2007 (Unaudited)	Six months ended June 30, 2006 (Unaudited)
Cash provided by (used in):				
Operating activities:				
Net loss for the period	$ (7,522)	$ (4,406)	$ (8,818)	$ (4,793)
Items not affecting cash:				
Depreciation of property and equipment	920	947	1,872	1,894
Amortization of other intangibles	2,799	2,527	5,567	5,027
Amortization of debt issue costs	129	126	256	250
Minority interest	5,767	4,681	11,516	9,612
Change in value of subordinated notes payable early redemption option (note 1)	939	-	1,169	-
Unrealized loss (gain) on foreign currency	6,531	4,366	8,416	5,958
Future tax expense (benefit)	2,332	792	2,652	-
Change in non-cash operating working capital	1,830	(3,254)	1,279	(3,739)
	13,725	**5,779**	**23,909**	**14,209**
Financing activities:				
Net proceeds from (repayment of) credit facilities	(3,092)	1,962	(2,068)	2,961
Distributions to minority interests	(4,746)	(4,527)	(10,001)	(9,889)
Dividends	(2,246)	(2,231)	(4,422)	(4,429)
	(10,084)	**(4,796)**	**(16,491)**	**(11,357)**
Investing activities:				
Purchase of property and equipment, net	(1,037)	(676)	(1,558)	(1,249)
	(1,037)	**(676)**	**(1,558)**	**(1,249)**
Increase in cash and cash equivalents	2,604	307	5,860	1,603
Cash and cash equivalents, beginning of period	18,623	13,739	15,367	12,443
Cash and cash equivalents, end of period	**$ 21,227**	**$ 14,046**	**$ 21,227**	**$ 14,046**
Supplemental cash flow information:				
Interest paid	5,188	4,411	10,036	8,750
Interest on minority exchangeable interest liability	$ 1,701	$ 1,676	$ 3,633	$ 3,702
Non-cash transactions:				
Acquisition of additional interest in Oklahoma Spine Hospital	-	-	(598)	-

See accompanying notes to interim consolidated financial statements.

Medical Facilities Corporation (the "Corporation") owns indirect controlling interests in four limited liability entities (the "Centers"), each of which owns a specialty hospital. The Centers are located in Sioux Falls, Rapid City and Aberdeen, South Dakota, and Oklahoma City, Oklahoma, United States.

These interim consolidated financial statements of the Corporation have been prepared by management in accordance with accounting principles generally accepted in Canada and include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated. Except as detailed below in note 1, these statements have been prepared following the same accounting policies and methods of computation as the annual consolidated financial statements of the Corporation for the year ended December 31, 2006, but do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the annual consolidated financial statements and the notes thereto.

1. New accounting policies:

Effective January 1, 2007, the Corporation has adopted the recommendations of Sections 3855 *Financial Instruments – Recognition and Measurement* and 3861 *Financial Instruments – Disclosure and Presentation* of the Canadian Institute of Chartered Accountants ("CICA") Handbook in accordance with the transitional provisions contained therein.

In order to implement the recommendations the Corporation classified its financial assets and liabilities as follows:

i. Cash and cash equivalents, forward exchange forward contracts, as well as embedded derivatives requiring bifurcation from their host contracts, are classified as "Assets or liabilities held for trading", and are carried at fair value;

ii. Accounts receivables are classified as loans and receivables, and are carried at amortized cost using the effective interest method;

iii. Restricted cash, long-term debt and subordinated notes payable ("SubNotes") are classified as "Assets or liabilities held to maturity", and are carried at amortized cost using the effective interest method;

iv. Interest and dividends payable, accounts payable and accrued liabilities are classified as "Other financial assets or liabilities" and are carried at fair value which in all material respects is equal to cost;

v. Transaction costs that are directly attributable to the acquisition or issue of financial instruments are classified as other than "held for trading" and are included in the carrying value of such instruments.

(In thousands of U.S. dollars, unless otherwise indicated)

1. New accounting policies (continued):

Embedded Derivatives in the SubNotes

The Corporation identified the following embedded derivatives in the SubNotes that require separate presentation in these financial statements:

i. An early redemption option ("Early Redemption Option")

ii. An extension option ("Renewal Option")

The Early Redemption Option permits the Corporation to call its outstanding SubNotes after the fifth anniversary date for a premium over the principal amount of 5% in 2009, 4% in 2010, 3% in 2011, 2% in 2012, 1% in 2013 and at par in 2014 and thereafter. Management has determined that the fair value of this option was Cdn$2.23 (US$1.91) million as at January 1, 2007 and Cdn$0.79 (US$0.74) million as at June 30, 2007. The fair value of the Early Redemption Option as of January 1, 2007 has been recorded retrospectively without restatement of comparative periods resulting in an adjustment of $1.91 million to the opening deficit. The change in the value of this option of $1.17million for the six months and of $0.94 million for the three months ended June 30, 2007 are included in the income for the respective periods.

Under the Renewal Option, the Corporation may extend the maturity of its SubNotes for two additional successive five-year terms, provided that certain conditions are met. Management has determined that the fair value of this option is nominal and therefore not separately reflected in these financial statements.

Effective Interest Method

Section 3855 requires that certain financial assets or liabilities be amortized over their expected life utilizing the effective interest method ("EIM"). Application of the EIM did not result in any significant differences in the Corporation's amortization of such assets and liabilities.

1. **New accounting policies (continued):**

Minority Exchangeable Interest Liability

At the time of the acquisition of the Centers, holders of the minority interest in each of the Centers were granted the right to exchange partnership units representing up to a 14% interest in the respective Center, ("Exchangeable Interest") for Income Participating Securities ("IPS") issuable by the Corporation. The number of IPS units issuable under the Exchangeable Interest is determined by application of a formula which takes into account the number of partnership units being tendered for exchange, an exchange ratio determined at the date the exchange right was originally granted, and the distributions from the Centers over the prior twelve months. The exchange agreement between the Corporation and the minority interest holders in each of the Centers (the "Exchange Agreement") contains the details of the exchange right.

Effective January 1, 2007, the Corporation has recognized the Exchangeable Interest separately in the financial statements by retroactively adopting the liability method of accounting as a change in accounting policy. Under the liability method of accounting, the Exchangeable Interest is reflected in the financial statements as follows:

i) The exchange right is considered to have been fully exchanged at the original dates of acquisition of each Center, resulting in the purchase of a further 14% interest in each Center for an amount (the "imputed purchase price") proportionate to the price paid for the original 51% interest in such Centers. The imputed purchase price is allocated to the fair value of the assets acquired, including intangible assets and goodwill, consistent with the acquisition of the initial 51% interest.

ii) The corresponding amount of the imputed purchase price relating to the 14% interest is reflected as Minority Exchangeable Interest Liability. The Minority Exchangeable Interest Liability is carried at fair value, as determined at each reporting date by applying the closing IPS price on the last trading day of the period, converted into US$ at the closing exchange rate, to the total number of IPS issuable under the outstanding Exchangeable Interest. Changes in the fair value of the Minority Exchangeable Interest Liability are recorded as adjustments to goodwill.

iii) Amortization of the intangibles and fair market value of property and equipment in excess of underlying book values is consistent with the amortization of the assets that arose on acquisition of the initial 51% interest in each Center.

iv) The distributions made by each Center that relate to the ownership interest therein that is the subject of the outstanding Exchangeable Interest are treated as interest expense in the Corporation's income statement.

v) Upon adoption of this accounting treatment of the Minority Exchangeable Interest Liability, the calculation of basic and diluted loss per share involves certain modifications to the net income as reported and uses the number of issued and

(In thousands of U.S. dollars, unless otherwise indicated)

outstanding IPS, as well as the number of IPS issuable in connection with the Minority Exchangeable Interest Liability.

1. New accounting policies (continued):

The following table summarizes the changes to the Corporation's balance sheet as at December 31, 2006 resulting from the retroactive adoption of the liability method of accounting for the Exchangeable Interest:

	December 31, 2006 As Reported	Adjustments	December 31, 2006 As Adjusted
Property and equipment	30,931	412	31,343
Intangibles	103,392	25,206	128,598
Goodwill	56,244	19,288	75,532
Minority Exchangeable Interest Liability	-	55,503	55,503
Minority interests	16,771	(6,054)	10,717
Deficit	(31,733)	(4,543)	(36,276)

Comprehensive Income

Effective January 1, 2007, the Corporation has adopted Section 1530 *Comprehensive Income* of the CICA Handbook. The Corporation has determined that there are no comprehensive income items that should be included in a statement of comprehensive income and consequently no such statement is presented.

2. Loss (gain) on foreign currency:

Loss (gain) on foreign currency included in the income statement consists of the following:

	Three months ended June 30, 2007 $	Three months ended June 30, 2006 $	Six months ended June 30, 2007 $	Six months ended June 30, 2006 $
Unrealized loss on the subordinated notes payable	11,793	6,566	13,329	5,958
Unrealized gain on the foreign exchange forward contracts	(5,263)	(2,200)	(4,914)	-
Realized gain on the hedge contracts that matured in the current period	(1,046)	(1,125)	(1,808)	(1,977)
Unrealized gain on the cash balances denominated in Cdn$	(768)	(334)	(927)	(302)
Loss on foreign currency	**4,716**	**2,907**	**5,680**	**3,679**

3. Fair value of financial instruments:

The Corporation obtained the fair value of the foreign exchange forward contracts from the counterparty to the contracts. The fair value of the early redemption option relating to the subordinated notes payable is determined using a derivative valuation model that requires various assumptions (including effective interest rates, interest rate volatility, and issuer credit spread volatility). The fair value of the subordinated notes payable as of June 30, 2007 is $160,503 and was determined using a discounted cash flow model. The fair value of all other financials instruments of the Corporation, due to the short-term nature of these instruments, approximates their book values.

File Number 82-34942

MEDICAL FACILITIES CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH AND THE SIX-MONTH PERIOD ENDED JUNE 30, 2007

August 10, 2007

The information in this Management's Discussion and Analysis ("MD&A") is supplemental to, and should be read in conjunction with the unaudited interim consolidated financial statements of Medical Facilities Corporation (the "Corporation") for the three-month and six-month periods ended June 30, 2007 and the notes thereto, as well as audited consolidated financial statements for the year ended December, 2006 and the notes thereto, which financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Substantially all of the Corporation's operating cash flows are in US dollars and all amounts presented in the financial statements and herein are stated in US dollars, unless indicated otherwise.

This discussion and analysis contains forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of these forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Comparative financial data contained in this MD&A reflect the impact of the changes in the accounting policies described in the Financial Instruments section of this MD&A.

This discussion also makes reference to certain non-GAAP measures to assist in assessing the Corporation's financial performance. Non-GAAP earnings measures do not have any standard meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-GAAP measures should not be considered as alternatives to comparable measures determined in accordance with GAAP as indicators of the Corporation's financial performance, including its liquidity, cash flows and profitability.

Additional information about and the Annual Information Form filed by the Corporation are available on SEDAR at www.sedar.com or the Corporation's website at www.medicalfacilitiescorp.com.

This Management's Discussion and Analysis is presented in the following sections:

- **Corporate Overview**
- **Non-GAAP Financial Measure – Cash Available for Distribution**
- **Condensed Consolidated Financial Highlights**
- **Operating and Financial Results of the Centers**
- **Liquidity and Financial Condition**
- **Financial Instruments**
- **Related Party Transactions**
- **Critical Accounting Estimates**
- **Management's Responsibility for Financial Reporting and Disclosure Controls**
- **Risk Factors**
- **Outlook**

CORPORATE OVERVIEW

The Corporation is a British Columbia corporation and is subject to corporate taxation in both Canada and the United States. The Corporation, through its wholly-owned U.S. subsidiary, owns controlling interests in and derives substantially all of its income from four limited liability entities (the "Centers"), each of which owns a specialty surgical hospital, three located in South Dakota and one in Oklahoma. The four Centers provide facilities (including staff, support, and supplies) for scheduled surgical, pain management, imaging and diagnostic procedures and derive their revenue primarily from the fees charged for the use of these facilities.

NON-GAAP FINANCIAL MEASURE – CASH AVAILABLE FOR DISTRIBUTION

The Corporation distributes a substantial majority of its free cash flows from operations in the United States to holders of its Income Participating Securities ("IPS"), with a portion of such distributions being interest payments on its subordinated notes and a portion being dividends on its common shares. The Corporation believes that cash available for distribution on its IPS provides a useful measure for evaluation of the Corporation's performance as it outlines the net cash flow generated by the Corporation and which is available for distribution in the period and sustainable for the next periods. In particular, the Corporation believes that investors should be able to ascertain the extent to which the distributions are funded by operations as discussed below.

Cash available for distribution is a non-GAAP measure and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Accordingly, the Corporation provides a reconciliation of cash available for distribution to cash provided by operating activities. Investors are cautioned that cash available for distribution, as calculated by the Corporation, is unlikely to be comparable to similar measures used by other issuers.

Cash available for distribution, which is not a defined measure under Canadian GAAP, has been prepared by management using reasonable and supportable assumptions, all of which reflect the Corporation's planned courses of action given management's judgment about the most probable set of economic conditions. However, actual results may differ, perhaps materially from the assumptions made, and readers are cautioned not to place undue reliance on the calculations. The differences between cash available for distribution and cash provided by operating activities as reported in the Corporation's financial statements are:

1) Interest expense on subordinated notes payable;

2) Interest expense on Minority Exchangeable Interest Liability;

3) Changes in the non-cash operating working capital;

4) Unrealized gain on foreign currency on cash balances denominated in Cdn$;

5) Minority interest in the cash flow of the Centers;

6) Repayment of non revolving debt at the Centers' level; and

7) Maintenance capital expenditures.

Reconciliation of cash available for distribution to the cash flows from operating activities

		Three Months Ended June 30, 2007 ($'000s) (unaudited)	Three Months Ended June 30, 2006 ($'000s) (unaudited)	Six Months Ended June 30, 2007 ($'000s) (unaudited)	Six Months Ended June 30, 2006 ($'000s) (unaudited)
CASH PROVIDED BY OPERATING ACTIVITIES		**13,725**	**5,779**	**23,909**	**14,209**
Add:					
Interest expense on Minority Exchangeable Interest Liability		1,701	1,675	3,633	3,702
Interest expense on subordinated notes payable		4,716	4,606	9,130	9,082
Change in non-cash operating working capital		-	3,254	-	3,739
		20,142	**15,314**	**36,672**	**30,732**
Less:					
Change in non-cash operating working capital		(1,830)	-	(1,279)	-
Minority interest in cash flow of Centers		(7,746)	(6,635)	(15,786)	(13,479)
Unrealized gain on foreign currency on cash balances denominated in Cdn$		(768)	(334)	(927)	(302)
Repayment of debt (non revolving)		(287)	(266)	(566)	(531)
Maintenance capital expenditures		(1,037)	(276)	(1,377)	(848)
CASH AVAILABLE FOR DISTRIBUTIONS ON IPS	**USD**	**8,474**	**7,803**	**16,737**	**15,572**
Average exchange rate of Cdn$ to US$ for the period.		1.0984	1.1224	1.1349	1.1383
CASH AVAILABLE FOR DISTRIBUTIONS ON IPS	**CDN**	**9,308**	**8,758**	**18,995**	**17,726**
PER IPS UNIT[1]	**CDN**	**$ 0.332**	**$ 0.313**	**$ 0.677**	**$ 0.633**
TOTAL DISTRIBUTIONS					
Interest on subordinated notes	CDN	5,179	5,168	10,348	10,336
Dividends on common shares	CDN	2,543	2,538	5,081	5,076
	CDN	7,722	7,706	15,429	15,412
PER IPS UNIT[1]	**CDN**	**$ 0.275**	**$ 0.275**	**$ 0.550**	**$ 0.550**

Note 1: Calculated based on the weighted average number of IPS outstanding.

In the three-month period ended June 30, 2007, the Corporation generated cash available for distribution of Cdn$9.3 million, which exceeded distributions declared in respect of this period by Cdn$1.6 million. On a per IPS basis, cash available for distribution was Cdn$0.332 or 20.73% higher than distributions declared of Cdn$0.275, resulting in a payout ratio of 82.83% as compared to 87.86% a year earlier.

In the six-month period ended June 30, 2007, the Corporation generated cash available for distribution of Cdn$19.0 million, which exceeded distributions declared in respect of this period by Cdn$3.6 million. On a per IPS basis, cash available for distribution was Cdn$0.677 or 23.09% higher than distributions declared of Cdn$0.550, resulting in a payout ratio of 81.24% as compared to 86.88% a year earlier.

CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS

	2nd Q 2007 ($'000s) (unaudited)	1st Q 2007 ($'000s) (unaudited)	4th Q 2006 ($'000s) (unaudited)	3rd Q 2006 ($'000s) (unaudited)	Year to date 2007 ($'000s) (unaudited)
NET PATIENT SERVICE REVENUES	42,044	41,158	41,983	34,362	83,202
EXPENSES	24,881	23,950	24,660	20,750	48,831
DEPRECIATION AND AMORTIZATION[(3)]	3,719	3,720	3,892	4,347	7,439
INTEREST EXPENSE, NET[(1)]	5,037	4,778	4,947	4,988	9,815
INTEREST EXPENSE ON MINORITY EXCHANGEABLE INTEREST[(3)]	1,701	1,932	1,705	1,842	3,633
CHANGE IN FAIR MARKET VALUE OF EARLY REDEMPTION OPTION[(3)]	939	230	-	-	1,169
MINORITY INTEREST[(3)]	5,767	5,749	5,879	4,391	11,516
NET INCOME (LOSS) BEFORE GAIN (LOSS) ON FOREIGN CURRENCY AND TAX BENEFIT (EXPENSE)	-	799	900	(1,956)	799
GAIN (LOSS) ON FOREIGN CURRENCY[(2)]	(4,716)	(964)	3,329	96	(5,680)
INCOME TAX EXPENSE	(2,806)	(1,131)	1,135	(665)	(3,937)
NET INCOME (LOSS) FOR THE PERIOD	**(7,522)**	**(1,296)**	**5,364**	**(2,525)**	**(8,818)**
BASIC & FULLY DILUTED INCOME (LOSS) PER SHARE	**$ (0.285)**	**$ (0.055)**	**$ 0.173**	**$ (0.084)**	**$ (0.340)**

	2nd Q 2006 ($'000s) (unaudited)	1st Q 2006 ($'000s) (unaudited)	4th Q 2005 ($'000s) (unaudited)	3rd Q 2005 ($'000s) (unaudited)	Year to date 2006 ($'000s) (unaudited)
NET PATIENT SERVICE REVENUES	36,063	36,129	37,052	34,403	72,192
EXPENSES	21,625	21,152	22,317	20,785	42,777
DEPRECIATION AND AMORTIZATION[(3)]	3,474	3,447	4,096	3,525	6,921
INTEREST EXPENSE, NET[(1)]	5,036	4,883	4,774	4,781	9,919
INTEREST EXPENSE ON MINORITY EXCHANGEABLE INTEREST[(3)]	1,676	2,026	1,695	1,728	3,702
MINORITY INTEREST[(3)]	4,681	4,931	4,869	4,503	9,612
NET INCOME (LOSS) BEFORE GAIN (LOSS) ON FOREIGN CURRENCY AND TAX BENEFIT (EXPENSE)	(429)	(310)	(699)	(920)	(739)
GAIN (LOSS) ON FOREIGN CURRENCY[(2)]	(2,907)	(772)	999	(2,820)	(3,679)
INCOME TAX RECOVERY (EXPENSE)	(1,070)	695	(190)	(1,419)	(375)
NET INCOME (LOSS) FOR THE PERIOD	**(4,406)**	**(387)**	**106**	**(5,159)**	**(4,793)**
BASIC & FULLY DILUTED INCOME (LOSS) PER SHARE	**$ (0.161)**	**$ (0.009)**	**$ (0.002)**	**$ (0.188)**	**$ (0.170)**

Note 1: Interest expense, net, consists primarily of interest expense on the subordinated notes payable and long-term debt, offset by the interest earned on the cash balances held by the Corporation.

Note 2: Gain (loss) on foreign currency is comprised of (i) unrealized gains (losses) resulting from the translation into US$ of cash balances and subordinated notes payable denominated in Canadian dollars,(ii) changes in the value of the portfolio of the foreign exchange forward contracts held by the Corporation (as described in the Financial Instruments section of this MD&A), and (iii) realized gains on the foreign exchange forward contracts matured in the respective periods (see note 2 to the interim consolidated financial statements).

Note 3: Comparative quarterly financial data reflect the changes in the accounting policies outlined in the Financial Instruments section of this MD&A and note 1 to the interim consolidated financial statements. The main changes are (i) to increase depreciation and amortization expense, (ii) to include a deduction for the interest expense on Minority Exchangeable Interest Liability, (iii) to decrease minority interest expense, and (iv) to recognize the change in fair value of Subordinated Notes Payable Early Redemption Option commencing in 2007.

.Three months ended June 30, 2007 compared to three months ended June 30, 2006

Consolidated net patient service revenues ("net revenues") for the three months ended June 30, 2007 totaled $42.0 million, which exceeded the same period in 2006 by $6.0 million or 16.6%. Net patient service revenues increased at all Centers due to a stronger case volume and a more favorable case mix. Revenue growth at all Centers was moderated by a higher provision for contractual allowance due to a less favorable case and payor mix.

Consolidated expenses, including salaries and benefits, drugs and supplies, and general and administrative costs for the three months ended June 30, 2007 totaled $24.9 million, exceeding the same period in 2006 by $3.3 million or 15.1%. This increase in operating expenses is largely due to an increase in the number of cases that attract a higher level of drugs and supplies expense, as well as annual wage and salary adjustments and higher employee health insurance premiums.

Operating income (before depreciation and amortization, interest expense, loss on foreign currency translation and minority interest) of $17.1 million for the three months ended June 30, 2007 exceeded the operating income for the same period a year earlier by $2.8 million or 19.3% reflecting improved performance at all Centers.

Six months ended June 30, 2007 compared to six months ended June 30, 2006

Consolidated net patient service revenues ("net revenues") for the six months ended June 30, 2007 totaled $83.2 million, which exceeded the same period in 2006 by $11.0 million or 15.3%. Net patient service revenues increased at all Centers due to a stronger case volume and a more favorable case mix. Revenue growth at all Centers was moderated by a higher provision for contractual allowance due to a less favorable payor mix.

Consolidated expenses, including salaries and benefits, drugs and supplies, and general and administrative costs for the six months ended June 30, 2007 totaled $48.8 million, an increase of $6.1 million or 14.2% over the same period in 2006. This increase in operating expenses is largely due to an increase in the number of cases that attract a higher level of drugs and supplies expense, as well as annual wage and salary adjustments and higher employee health insurance premiums.

Operating income (before depreciation and amortization, interest expense, loss on foreign currency translation and minority interest) of $34.1 million for the six months ended June 30, 2007 exceeded the operating income for the same period a year earlier by $5.0 million or 17.23% reflecting improved performance at the South Dakota Centers, while the net operating results of OSH were essentially unchanged.

The decrease in net interest expense for the three months ended June 30, 2007 compared to the same period in 2006 is mainly attributable to increased interest income earned on excess cash balances.

OPERATING AND FINANCIAL RESULTS OF THE CENTERS

Performance of the Corporation and its ability to make distributions to its unitholders depends on the combined performance of the Centers, in which it holds an interest and from which it receives monthly cash distributions. Therefore, in order to enhance its usefulness, this management discussion and analysis includes a summary of the operating results of each of the four Centers for the three and six months ended June 30, 2007 compared to the three and six months ended June 30, 2006.

	Three Months Ended June 30, 2007 (unaudited)		Three Months Ended June 30, 2006 (unaudited)		% Change
	($'000s)	% of Net Revenues	($'000s)	% of Net Revenues	
Net revenues:					
Black Hills Surgery Center, LLP	13,489		11,457		17.7%
Sioux Falls Surgical Center, LLP	14,008		11,763		19.1%
Dakota Plains Surgical Center, LLP	2,959		2,187		35.3%
Oklahoma Spine Hospital, LLC	11,588		10,656		8.7%
Salaries and benefits:					
Black Hills Surgery Center, LLP	3,766	27.9%	2,977	26.0%	26.5%
Sioux Falls Surgical Center, LLP	2,427	17.3%	2,290	19.5%	6.0%
Dakota Plains Surgical Center, LLP	593	20.0%	661	30.2%	(10.3%)
Oklahoma Spine Hospital, LLC	2,228	19.2%	2,220	20.8%	0.4%
Drugs and supplies:					
Black Hills Surgery Center, LLP	1,893	14.0%	1,591	13.9%	19.0%
Sioux Falls Surgical Center, LLP	2,666	19.0%	2,347	19.9%	13.6%
Dakota Plains Surgical Center, LLP	720	24.3%	472	21.6%	52.5%
Oklahoma Spine Hospital, LLC	3,959	34.2%	3,343	31.4%	18.4%
General, administrative and other operating:					
Black Hills Surgery Center, LLP	1,919	14.2%	1,376	12.0%	39.5%
Sioux Falls Surgical Center, LLP	1,100	7.9%	1,185	10.1%	(7.1%)
Dakota Plains Surgical Center, LLP	420	14.2%	357	16.3%	17.6%
Oklahoma Spine Hospital, LLC	2,362	20.4%	2,374	22.3%	(0.5%)
Income (loss) before interest expense, depreciation & amortization, and other expenses:					
Black Hills Surgery Center, LLP	5,910	43.8%	5,513	48.1%	7.2%
Sioux Falls Surgical Center, LLP	7,814	55.8%	5,941	50.5%	31.5%
Dakota Plains Surgical Center, LLP	1,226	41.4%	697	31.9%	76.0%
Oklahoma Spine Hospital, LLC	3,038	26.2%	2,720	25.5%	11.7%

The changes in the components of operating results as shown in the preceding table are discussed below Center by Center.

Black Hills Surgery Center, LLP (52.95% ownership interest)

Net revenues for the three months ended June 30, 2007 increased by 17.7% over the corresponding period in 2006, primarily due to fee increases, a 3.2% increase in the number of surgical cases performed and a change in the provision of anesthesia services. Effective March 1, 2007, BHSC receives revenue from the provision of anesthesia services and employs Certified Registered Nurse Anesthetists ("CRNAs") and engages anesthesiologists under contract to provide such services. Salaries and benefits increased by 26.5% reflecting the employment of the CRNAs, annual wage and salary adjustments and an increase in staffing to handle the increased caseload. The cost of drugs and supplies increased in line with the growth in surgical cases and revenue. General, administrative and other operating expenses for the three months ended June 30, 2007 increased by 39.5% over the same period in 2006. Approximately half of this increase was due to the contracted anesthesiologist services and billing expenses related to the new anesthesia revenue source. Higher bad debt expense, equipment rental, marketing costs and expenses impacted by the increased caseload accounted for the remaining increase in general and administrative expenses.

Sioux Falls Surgical Center, LLP (51.00% ownership interest)

Net revenues for the three months ended June 30, 2007 were up 19.1% over the same period in 2006, primarily due to fee increases, an 11.8% increase in the number of cases performed and a favorable shift in the proportion of higher revenue generating cases. Salaries and benefits for the three months ended June 30, 2007 increased by 6.0% compared to the same period in 2006, primarily as a result of the growth in the number of cases performed and annual wage and salary adjustments. The cost of drugs and supplies, as a percentage of net revenues, decreased to 19.0% from 19.9% a year earlier, due to a lower proportion of complex cases that incur higher costs of supplies and implants. General, administrative and other operating expenses for the three months ended June 30, 2007 decreased by 7.1%, primarily due to lower bad debts and other administrative expenses.

Dakota Plains Surgical Center, LLP (51.00% ownership interest)

Net revenues for the second quarter of 2007 increased by 35.3% over the same period in 2006. A 2.6% decrease in the number of surgical cases performed was more than offset by a more favorable payor mix and growth in the number of higher revenue generating cases and non-surgical procedures performed. The cost of drugs and supplies, as a percentage of net revenues, increased to 24.3% from 21.6% a year earlier, primarily due to an increase in the number of higher cost orthopedic (primarily hip and knee implant) procedures.

Oklahoma Spine Hospital, LLC (51.75% ownership interest)

Net revenues for the three months ended June 30, 2007 were up 8.7% over the same period in 2006 primarily due to a 1.4% increase in surgical case volume, general price increases and higher revenue generating cases. The revenue increase was partially offset by a 15.0% decline in the number of pain management procedures. The increase in surgery cases that use more drugs and supplies than pain management procedures caused the cost of drugs and supplies as a percentage of net revenue to increase to 34.2% from 31.4% a year earlier. Salaries and benefits for the three months ended June 30, 2007 were unchanged compared to the same period in 2006. General, administrative and other operating expenses for the three months ended June 30, 2007 decreased slightly compared to the same period in 2006 due to decreases in utilities and marketing and promotional expenses, which were partially offset by an increase in bad debt expense.

	Six Months Ended June 30, 2007 (unaudited)		Six Months Ended June 30, 2006 (unaudited)		% Change
	($'000s)	% of Net Revenues	($'000s)	% of Net Revenues	
Net revenues:					
Black Hills Surgery Center, LLP	28,144		23,170		21.5%
Sioux Falls Surgical Center, LLP	26,890		23,108		16.4%
Dakota Plains Surgical Center, LLP	5,696		4,640		22.8%
Oklahoma Spine Hospital, LLC	22,472		21,274		5.6%
Salaries and benefits:					
Black Hills Surgery Center, LLP	7,156	25.4%	5,976	25.8%	19.7%
Sioux Falls Surgical Center, LLP	4,871	18.1%	4,502	19.5%	8.2%
Dakota Plains Surgical Center, LLP	1,151	20.2%	1,310	28.2%	(12.2%)
Oklahoma Spine Hospital, LLC	4,388	19.5%	4,318	20.3%	1.6%
Drugs and supplies:					
Black Hills Surgery Center, LLP	4,071	14.5%	3,422	14.8%	19.0%
Sioux Falls Surgical Center, LLP	4,988	18.5%	4,243	18.4%	17.5%
Dakota Plains Surgical Center, LLP	1,317	23.1%	1,041	22.4%	26.6%
Oklahoma Spine Hospital, LLC	7,574	33.7%	6,294	29.6%	20.3%
General, administrative and other operating:					
Black Hills Surgery Center, LLP	3,861	13.7%	2,810	12.1%	37.4%
Sioux Falls Surgical Center, LLP	2,522	9.4%	2,414	10.4%	4.5%
Dakota Plains Surgical Center, LLP	809	14.2%	767	16.5%	5.6%
Oklahoma Spine Hospital, LLC	4,675	20.8%	4,745	22.3%	(1.5%)
Income (loss) before interest expense, depreciation & amortization, and other expenses:					
Black Hills Surgery Center, LLP	13,056	46.4%	10,962	47.3%	19.1%
Sioux Falls Surgical Center, LLP	14,510	54.0%	11,949	51.7%	21.4%
Dakota Plains Surgical Center, LLP	2,418	42.5%	1,522	32.8%	58.9%
Oklahoma Spine Hospital, LLC	5,835	26.0%	5,917	27.8%	(1.4%)

The changes in the components of operating results as shown in the preceding table are discussed below Center by Center.

Black Hills Surgery Center, LLP (52.95% ownership interest)

Net revenues for the six months ended June 30, 2007 increased by 21.5% over the corresponding period in 2006, primarily due to a 5.1% increase in the number of surgical cases performed, growth in the number of larger and more complex cases, fee increases and a change in the provision of anesthesia services. Effective March 1, 2007, BHSC receives revenue from the provision of anesthesia services and employs CRNAs and engages anesthesiologists under contract to provide such services. Salaries and benefits increased by 19.7% primarily reflecting the employment of the CRNAs, annual wage and salary adjustments and an increase in staffing to handle the increased caseload. The cost of drugs and supplies, as a percentage of net revenues, decreased to 14.5% from 14.8% a year earlier due to the inclusion of anesthesia revenue, which has no incremental drugs and supplies cost. General, administrative and other operating expenses for the six months ended June 30, 2007 increased by 37.4% compared to the same period in 2006. Over half of this increase was due to the contracted anesthesiologist services and billing expenses related to the new anesthesia revenue source and increased bad debts. Higher bad debt expense, equipment maintenance and rental, marketing costs, and expenses impacted by increased caseload accounted for the remaining increase in general and administrative expenses.

Sioux Falls Surgical Center, LLP (51.00% ownership interest)

Net revenues for the six months ended June 30, 2007 increased by 16.4% over the same period in 2006, primarily due to fee increases, an 11.5% increase in the number of surgical cases performed and a favorable shift in the proportion of higher revenue generating cases. Salaries and benefits for the six months ended June 30, 2007 increased by 8.2% compared to the same period in 2006, primarily as a result of the growth in the number of surgical cases performed and annual wage and salary adjustments. The cost of drugs and supplies, as a percentage of net revenues did not change compared to a year earlier, but increased in dollar terms as a reflection of the increased number of cases performed. General, administrative and other operating expenses for the six months ended June 30, 2007 increased by 4.5%, primarily due to bad debt expense and surgical equipment repair costs.

Dakota Plains Surgical Center, LLP (51.00% ownership interest)

Net revenues for six months ended June 30, 2007 increased by 22.8% over the same period in 2006. A 6.5% decrease in the number of surgical cases performed was more than offset by a more favorable payor mix and growth in the number of higher revenue generating cases and non-surgical procedures performed. The cost of drugs and supplies, as a percentage of net revenues, increased to 23.1% from 22.4% a year earlier, as a reflection of the case mix of the procedures performed.

Oklahoma Spine Hospital, LLC (51.75% ownership interest)

Net revenues for six months ended June 30, 2007 increased by 5.6% over the same period in 2006. A 3.6% increase in surgical case volume and general fee increases were partially offset by a 16.4% decrease in the number of pain management procedures. The increase in surgery cases caused the cost of drugs and supplies as a percentage of net revenue to increase to 33.7% from 29.6% a year earlier. Salaries and benefits for the six months ended June 30, 2007 increased by 1.6% due to annual wage and salary adjustments and higher employee health insurance premiums. General, administrative and other operating expenses for the six months ended June 30, 2007 decreased slightly compared to the same period in 2006 due to decreases in utilities and marketing and promotional expenses, partially offset by an increase in bad debt expense.

. LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

The Corporation is dependent upon cash generated from operating activities of the Centers, which is the source of financing for its operations and for meeting its contractual obligations. The Centers distribute, on a monthly basis, substantially all of their cash flows to the Corporation and the minority partnership interests. A reconciliation of cash provided by operating activities as reported to cash available for distribution is presented in the section Non-GAAP Financial Measure – Cash Available for Distribution.

Dividend declarations are determined based on monthly reviews of the Corporation's earnings, capital expenditures and related cash flows. Such declarations take into account the Corporation's structure whereby available cash is to be distributed to the maximum extent considered prudent after (i) interest on the subordinated notes, (ii) other debt service obligations, (iii) other expense and tax obligations, and (iv) reasonable reserves for working capital, collateral for hedge contracts and capital expenditures.

As at June 30, 2007, the Corporation had net working capital of $43.0 million, including cash balances of $21.2 million and patient accounts receivables of $26.5 million. Accounts payable and accrued liabilities totaled $8.0 million. Total assets at June 30, 2007 were $313.9 million and total long-term liabilities were $167.4 million. Cash distributions declared in the period from January 1, 2007 to June 30, 2007 totaled Cdn$0.55 per IPS.

The Centers have in place credit facilities and notes payable in an aggregate amount of $36.2 million, of which $21.9 million was utilized as at June 30, 2007. The balances available under the credit facilities, combined with cash on hand as at June 30, 2007, are available to manage the Corporation's accounts receivable, inventory and other short-term cash requirements, including funding of U.S. withholding taxes.

The Corporation's subordinated notes payable are denominated in Canadian dollars and are reflected in the financial statements in US dollars at the rate of exchange in effect at the balance sheet date. These subordinated notes will mature on March 29, 2014, subject to the Corporation's right to extend their maturity for two additional successive five year terms provided certain conditions are satisfied at such times.

The following table sets out the mandatory repayments due under the credit facilities, notes payable and other contractual obligations, but does not include the Minority Exchangeable Interest Liability, which is further described in note 1 to the interim consolidated financial statements for the three and six month periods ended June 30, 2007:

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
			(US$ thousands)		
Revolving Credit Facilities	7,585		4,522	3,063	-
Notes Payable & Term Loan	14,336	1,510	4,312	8,514	-
Capital Lease Obligation	580	267	163	150	-
Operating Leases & Commitments	14,342	1,319	4,423	3,878	4,722
IPS Subordinated Notes Payable(1)	155,383	-	-	-	155,383
Total Contractual Obligations	**$192,226**	**$3,096**	**$13,420**	**$15,605**	**$160,105**

Note 1: IPS Subordinated Notes Payable are reflected in the financial statements net of deferred financing costs of $8,750.

The Corporation expects to be able to renew or refinance the various credit facilities as they come due at then current market rates.

. FINANCIAL INSTRUMENTS

Foreign Exchange Forward Contracts

The Corporation enters into forward foreign exchange contracts to manage the Corporation's exposure to fluctuations in the exchange rate between U.S. and Canadian currencies, which exposure arises from payment of interest and dividends on its IPS and payment of certain corporate expenses being made in Canadian dollars.

As at June 30, 2007, the Corporation is committed to deliver between $2.0 and $2.5 million U.S. dollars monthly through May 2010 in exchange for Canadian dollars at stipulated exchange rates as follows:

Contract Dates	US$ to be delivered *($millions)*	Cdn$ to be received *($millions)*	Cdn$ per US$ *(Weighted Average)*
Jul 2007 – Jun 2008	24.4	30.0	1.2295
Jul 2008 – Jun 2009	26.8	30.6	1.1418
Jul 2009 – May 2010	27.3	30.3	1.1110
	78.5	90.9	

The fair value of the outstanding contracts as at June 30, 2007 was $7.3 million and is reflected as an asset in the financial statements while the change in the fair value of these contracts since December 31, 2006 is recorded as unrealized gain in the income statement (see Note 2 of the Corporation's interim consolidated financial statements for the three and six months ended June 30, 2007). It is the Corporation's intention to maintain these contracts in place until their scheduled maturity dates.

The Corporation has provided collateral in the amount of $4.5 million US dollars to secure performance under these contracts.

Changes in Accounting Policies

As more fully described in note 1 to the interim consolidated financial statements, effective January 1, 2007, the Corporation adopted (i) recommendations for accounting for Financial Instruments as contained in new Sections 3855 *Financial Instruments – Recognition and Measurement* and 3861 *Financial Instruments – Disclosure and Presentation* of the CICA Handbook, (ii) recommendations of Section 1530 *Comprehensive Income* of the CICA Handbook, and (iii) the liability method of accounting for the exchange rights held by the minority interests in the Corporation's subsidiaries.

Commencing in 2007, adoption of the recommendations for accounting for Financial Instruments has resulted in the separate presentation in the financial statements of the fair value of an Early Redemption Option, which is related to the Corporation's Subordinated Notes Payable.

Under the liability method of accounting for the exchangeable interests, which was adopted retroactively without restatement of previously issued financial statements, the granting of the rights under the exchangeable interests is treated as purchases of additional interests in the Centers with an offsetting liability to the exchangeable interest holder, as described in note 1 to the interim consolidated financial statements.

The Corporation has no items requiring classification as Comprehensive Income; therefore, no Statement of Comprehensive Income is presented.

Management does not expect the changes described above to have any material impact on the cash available for distribution to IPS holders.

RELATED PARTY TRANSACTIONS

Physicians, who control the minority interests in each of their respective Centers, routinely provide independent professional services directly to patients utilizing the facilities of the Centers. Note 11 to the audited consolidated financial statements of the Corporation for the year ended December 31, 2006 contains details of transactions with related parties. There have been no changes in the nature of the relationship with these parties and no transactions with the other parties that might be considered related to the Corporation.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Management estimates are required with respect to the valuation of financial instruments, acquired assets and liabilities, intangible assets, goodwill, accounts receivable, inventories and provisions for potential liabilities, determination of net revenue and income tax provisions, as well as periods to maturity of its financial instruments.

Net revenue of the Corporation includes amounts for services billed to federal and state agencies, private insurance carriers, employers, managed care programs, and patients. Billed revenues are recorded net of the estimated contractual adjustments provided for under the various agreements with the majority of these third party payors. Management establishes the contractual allowance adjustments and allowances for doubtful accounts based on third party contracts in effect and based on historical payment data, current economic conditions, and other pertinent factors for each Center.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING AND DISCLOSURE CONTROLS

Internal Controls over Financial Reporting ("ICOFR")

The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the Corporation have designed internal controls over financial reporting or have caused them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

During the design process, possible control weaknesses were identified such that a material misstatement or fraud might not be prevented. Due to the limited number of staff at the corporate office, it is not possible to achieve complete segregation of duties and maintain adequate user access controls. In addition, the finance personnel do not have all the technical knowledge to address complex and non-routine accounting issues, including the identification of differences between US and Canadian GAAP (as Centers maintain their accounts under US GAAP and the Corporation reports under Canadian GAAP) and the calculation of and accounting for income taxes.

Management has evaluated whether there were any material changes to the Corporation's ICOFR since year-end 2006 and determined that there were no changes that have materially affected, or are reasonably expected to materially affect, its ICOFR.

RISK FACTORS

Risks Related to the Business and the Industry of the Corporation.

The revenue and profitability of the Corporation and its subsidiaries, including the Centers, depend heavily on payments from third-party payors, including government healthcare programs (Medicare and Medicaid) and managed care organizations, which are subject to frequent cost containment initiatives.

Changes in the terms and conditions of, or reimbursement levels under, insurance or healthcare programs, which are typically short-term agreements, could adversely affect the revenue and profitability of the Corporation. The Corporation's revenues and profitability could be impacted by its ability to obtain and maintain contractual arrangements with insurers and payors active in its service area and by changes in the terms of such contractual arrangements.

The revenue and profitability of the Centers is dependent upon physician relationships. There can be no assurance that physician groups performing procedures at the Centers will maintain successful medical practices, or that one or more key members of a particular physician group will continue practicing with that group or that the members of that group will continue to perform procedures at the Centers at current levels, or at all.

Healthcare facilities, such as the Centers, are subject to numerous legal, regulatory, professional and private licensing, certification and accreditation requirements. Receipt and renewal of such licenses, certifications and accreditations are often based on inspections, surveys, audits, investigations or other reviews, some of which may require affirmative compliance actions by the Centers that could be burdensome and expensive.

There are a number of United States federal and state regulatory measures which apply to healthcare providers, including the Centers. Among the most significant are the federal rules relating to management and protection of patient records and patient confidentiality and legislation concerning physician ownership in hospitals such as the federal Anti-Kickback Statute and the federal Stark Act. From time to time, new legislation or regulations could be enacted, which could materially impact the operations and/or prospects of the Centers. For example, the Children's Health And Medicare Protection Act of 2007 is currently in committee in Congress and may affect hospitals with physician ownership, but whether this initiative is ever implemented, and in what form or, if enacted, what effect it may have on the Centers, cannot be ascertained at this time.

While the Centers carry general and professional liability insurance against claims arising in the ordinary course of business, the insurance market is dynamic and there can be no assurance that adequate coverage will be available in the future, nor that any coverage in place will be adequate to cover claims.

Any expansion of the Centers will require additional capital, which may be funded through additional debt or equity financings. These funding sources could result in significant additional interest expense or ownership dilution to current holders of the Corporation's securities. Additionally, the complex regulatory requirements to which the Centers are subject may limit their ability to expand.

There is significant competition in the healthcare business. The Centers compete with other healthcare facilities in providing services to physicians and patients, contracting with managed care payors and recruiting qualified staff.

Maintenance capital expenditures, which are deducted in the calculation of cash flow available for distribution (see Section Non-GAAP Measure – Cash Available For Distribution above) represent expenditures that are required to maintain the projected operating capacity of the Centers. In the planning process, management allows 2% of the net patient revenues of the Centers as maintenance capital expenditures which exceeds historical maintenance capital expenditures at the Centers. Management believes that such level of maintenance capital expenditures will not impact the cash available for distribution generated by the Corporation.

Risks Related to the Structure of the Corporation

The Corporation is solely dependent on the operations and assets of the Centers through the indirect ownership of between 51% and 52.95% of these Centers. Future distributions by the Corporation are not guaranteed and are totally dependent upon the operating results and related cash flows from the Centers.

The payout by the Centers and the Corporation of a substantial majority of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future.

The Corporation's distributions to its security holders are denominated in Canadian dollars whereas all of its revenue is denominated in US dollars. To the extent that future distributions are not covered by foreign currency exchange contracts, the Corporation is exposed to currency exchange rate risk.

Interest on the Corporation's subordinated notes will be deducted for purposes of calculating taxes payable in the United States by the Corporation. There can be no assurance that US tax authorities will not seek to challenge the treatment of these notes as debt or the amount of interest expense deducted. This would reduce the Corporation's after-tax income available for distribution, thereby reducing the Corporation's ability to declare dividends.

There can be no assurance that the Corporation will be able to repay the principal amount outstanding on its subordinated notes payable when due. Additionally, the subordinated notes are payable in Canadian dollars. Therefore the Corporation is exposed (at maturity and/or repayment) to currency exchange rate risk with respect to the principal amount of this indebtedness.

The limited cash flow guarantees provided by each Center with respect to the interest payments on the subordinated debt may not be enforceable, thereby reducing the cash available for payment of interest on the subordinated debt. Non-competition agreements executed by physician owners of the minority interests in the Centers may not be enforceable, which lack of enforceability could impact the revenues and profitability of the Centers.

The Corporation does not have the ability to direct day-to-day governance or management inputs in respect of the Centers, except in certain circumstances.

The degree to which the Corporation is leveraged on a consolidated basis could have important consequences to the holders of the IPS, including:

(a) The Corporation and Centers' ability in the future to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be limited. Under the terms attaching to the Corporation's subordinated notes payable, the Corporation's ability to incur additional debt, including the issue of IPS, which contains a debt component, is dependent upon the Corporation meeting certain pro forma financial ratios at the time of incurring the additional debt.

(b) The Corporation or Centers being unable to refinance indebtedness on terms acceptable to the Corporation or at all.

(c) A significant portion of the Corporation's cash flow (on a consolidated basis) from operations is likely to be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures, acquisitions and/or dividends on its common shares.

(d) The Centers may be vulnerable to economic downturns and limited in their ability to withstand competitive pressures.

The Corporation has credit facilities that contain restrictive covenants that limit the discretion of the Corporation or its management with respect to certain matters. The ability of the Centers to make distributions will be subject to the restrictive covenants contained in each credit facility.

Additional IPS or common shares may be issued by the Corporation pursuant to an Exchange Agreement with the holders of the minority interests in the Centers or in connection with a future financing or

acquisition by the Corporation. The issuance of additional IPSs or Common Shares may dilute an investor's investment in the Corporation and reduce distributable cash per Common Share or per IPS.

The Corporation's subsidiary, which holds the interests in the Centers, is organized under the laws of the State of Delaware. The Centers that are located in South Dakota are formed under the laws of the State of South Dakota and the Center that is located in Oklahoma is formed under the laws of the State of Oklahoma. All of the assets of the Centers are located outside of Canada and certain of the directors and officers are residents of the United States. As a result, it may be difficult or impossible for investors to effect service within Canada upon the Corporation's subsidiary, the Centers, or their directors and officers who are not residents of Canada, or to realize against them in Canada upon judgments of courts of Canada predicated upon the civil liability provisions of applicable Canadian provincial securities laws.

There can be no assurance that the common shares and subordinated notes represented by the IPSs will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

The market price for the IPS may be subject to general volatility.

On June 22, Bill C-52, which significantly modifies the income tax rules applicable to certain publicly traded or listed trusts and partnerships, received Royal Assent. According to provisions of this legislation, certain income of (and distributions made by) these entities will be taxed in a manner similar to income earned by (and distributions made by) a corporation. The proposed rules do not apply to the Corporation or to distributions made by it.

For further discussion of the foregoing and other risk factors reference should be made to the Corporation's Annual Information Form available on SEDAR at www.sedar.com or on the Corporation's website at www.medicalfacilitiescorp.com.

OUTLOOK

The Corporation continues its focus on providing high quality health care services, enhancing the experience of patients, and offering expanded and new services. Management believes the Corporation will continue to benefit from the increasing demand for healthcare services in the United States, which continues to be positively impacted by changing demographics (increasing average age and life expectancy), and advances in science and technology. Nonetheless, there will continue to be industry-wide pressures on reïmbursement programs to limit the escalation in healthcare costs.

Management believes that the aforementioned trends are reflected in its results for the second quarter of 2007, which saw revenue growth ranging from 8.7% to 35.3% at its four Centers. A number of factors, in addition to pure volumetric measures, (e.g. case severity, types of cases, payor mix, etc.) affect revenues and operating income performance at the individual Center level and as between fiscal quarters. Subject to these variances in seasonal and Center performance, Management expects that these trends will continue and the Corporation's overall performance for fiscal 2007 will continue to exhibit revenue and operating income growth, though possibly at more moderate levels than recorded in the first six months of 2007.

The Corporation's payout ratio for the most recent twelve months now stands at 82.7%, down from 88.3% for the twelve months ended June 30, 2006. Management believes that the expected revenue and operating income growth, referred to above, will mitigate some or all of the negative impact on the payout ratio over the next three years from exchanging U.S. dollars into Canadian dollars at rates established under the Corporation's hedging program.

The Corporation intends to continue its strategies of enhancing the operating efficiency of the four Centers, pursuing acquisitions and continuing the cash distribution practices referred to in Liquidity, Capital Resources and Financial Condition section of this MD&A.

File Number 82-34942

MEDICAL FACILITIES CORPORATION

Form 52-109F2
Certification of Interim Filings

I, **Donald Schellpfeffer**, Chief Executive Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Medical Facilities Corporation (the issuer) for the interim period ending June 30, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 10, 2007

Donald Schellpfeffer

Donald Schellpfeffer
Chief Executive Officer

File Number 82-34942

MEDICAL FACILITIES CORPORATION

Form 52-109F2
Certification of Interim Filings

I, **Michael Salter**, Chief Financial Officer of Medical Facilities Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Medical Facilities Corporation (the issuer) for the interim period ending June 30, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 10, 2007

Michael Salter

Michael Salter
Chief Financial Officer

File Number 82-34942

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation Reports Fiscal 2007 Second Quarter Financial Results

TORONTO, Aug. 13 /CNW/ - Medical Facilities Corporation ("Medical Facilities") (TSX:DR.UN), today reported its financial results for the three and six-month periods ended June 30, 2007. All amounts are expressed in U.S. dollars unless indicated otherwise.

<<
Q2 07 HIGHLIGHTS

- Net revenues increased 16.6% to $42.0 million from $36.1 million in Q2 06
- Operating income increased 19.3% to $17.1 million from $14.4 million in Q2 06
- Cash available for distribution(1) totalled C$9.3 million and declared distributions totalled C$7.7 million, representing a payout ratio of 82.8%, down from a payout ratio of 87.9% in Q2 06

>>

"We achieved solid revenue growth at all of our Centers, largely driven by increased case volumes and a more favourable case mix," said Dr. Donald Schellpfeffer, CEO of Medical Facilities. "Our South Dakota Centers delivered 19.9 percent same-center revenue growth for the quarter and we are pleased to report that Oklahoma Spine Hospital achieved revenue growth for the second consecutive quarter and generated 11.7 percent growth in operating income during the second quarter. We continue to focus on optimizing the financial performance of Oklahoma Spine Hospital. We are actively recruiting additional physicians, including neurosurgeons, orthopedic surgeons and pain management specialists to drive capacity utilization."

Financial Results

For the three months ended June 30, 2007, Medical Facilities generated cash available for distribution(1) ("CAFD") of C$9.3 million or C$0.332 per IPS unit, and declared distributions (comprised of interest on subordinated notes and dividends on common shares) of C$7.7 million or C$0.275 per IPS unit, resulting in a payout ratio of 82.8% for the quarter, down from a payout ratio of 87.9% in the second quarter a year ago. For the six months ended June 30, 2007, Medical Facilities generated CAFD(1) of C$19.0 million or C$0.677 per IPS unit, and declared distributions of C$15.4 million or C$0.550 per IPS unit, resulting in a payout ratio of 81.2% for the first half of 2007, down from a payout ratio of 86.9% in the same period a year ago. Portions of Medical Facilities' expected future U.S. dollar cash flows available for distribution are hedged and will be converted at exchange rates averaging C$1.2295, C$1.1418 and C$1.1110 in each of the next three years.

Net patient service revenues ("net revenues") for the second quarter of 2007 increased 16.6% to $42.0 million compared to net revenues of $36.1 million in the second quarter of 2006. Net revenues during the quarter increased at all four Centers due to greater case volumes and a more favourable case mix. Revenue growth was slightly offset by a less favourable payor mix, which caused a higher provision for contractual allowances.

Consolidated expenses, including salaries and benefits, drugs and supplies and general and administrative costs ("consolidated expenses") for the second quarter of 2007 totalled $24.9 million or 59.2% of net revenues, compared to consolidated expenses of $21.6 million or 60.0% of net revenues in the second quarter a year ago. Increased consolidated expenses resulted primarily from the costs associated with the increased number of cases, annual wage and salary adjustments, and higher employee health insurance premiums.

Operating income (before depreciation and amortization, interest expense, loss on foreign currency translation and minority interest) in the second

quarter of 2007 increased 19.3% to $17.1 million or 40.8% of net revenues, compared to operating income (before depreciation and amortization, interest expense, loss on foreign currency translation and minority interest) of $14.4 million or 39.9% of net revenues in the second quarter a year ago. Increased operating income reflects strong performance at the Centres.

Net loss for the second quarter of 2007 totalled $7.5 million or ($0.29) per IPS unit (basic and fully diluted), compared to a net loss of $4.4 million or ($0.16) per IPS unit (basic and fully diluted) in the second quarter of 2006. The increased net loss in the second quarter of 2007 resulted primarily from increased foreign exchange loss, increased income taxes and higher minority interest, compared to the second quarter a year ago.

For the six months ended June 30, 2007, net revenues increased 15.3% to $83.2 million, compared to net revenues of $72.2 million in the corresponding period a year ago. Consolidated expenses for the six months ended June 30, 2007 totalled $48.8 million or 58.7% of net revenues, compared to consolidated expenses of $42.8 million or 59.3% of net revenues in the first six months of 2006. Operating income (before depreciation and amortization, interest expense, loss on foreign currency translation and minority interest) increased 17.2% to $34.3 million or 41.2% of net revenues, compared to operating income (before depreciation and amortization, interest expense, loss on foreign currency translation and minority interest) of $29.3 million or 40.5% of net revenues in the same period a year ago. Net loss for the fist six months of 2007 totalled $8.8 million or $(0.34) per IPS unit (basic and fully diluted), compared to a net loss of $4.8 million or $(0.16) per IPS unit (basic and fully diluted) in the same period a year ago.

Medical Facilities' 2007 second quarter financial statements and Management's Discussion & Analysis ("MD&A"), for the three and six-month periods ended June 30, 2007, will be issued and filed on SEDAR today and will be available via Medical Facilties' website today at www.medicalfacilitiescorp.ca and the SEDAR website at www.sedar.com tomorrow.

Notice of Conference Call and Webcast

Management of Medical Facilities will host a conference call today, August 13 at 10:30 am (EDT) to discuss its 2007 second quarter financial results. A live audio webcast of the call will be available at www.medicalfacilitiescorp.ca. Webcast attendees are welcome to listen to the conference in real-time or on-demand at your convenience. A taped replay of the conference call will be available until Monday, August 20 at midnight at 1-877-289-8525 or 416-640-1917, reference number 21240068 followed by the number sign.

<<

(1) Cash available for distribution is a non-GAAP measure and is not intended to be representative of cash flow or results of operations determined in accordance with GAAP. Accordingly, Medical Facilities provides a reconciliation of cash available for distributions to reported cash flow from operations. Investors are cautioned that cash available for distribution, as calculated by Medical Facilities, is unlikely to be comparable to similar measures used by other issuers.

>>

About Medical Facilities Corporation

MFC owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. Medical Facilities is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component. For more information, please visit www.medicalfacilitiescorp.ca

Caution concerning forward-looking statements

Statements made in this news release, other than those concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. Some forward-looking statements may be identified by words like "may", "will", "anticipate", "estimate", "expect", "intend", or "continue" or the negative thereof or similar variations. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Factors that could cause results to vary include those identified in Medical Facilities' filings with Canadian securities regulatory authorities such as legislative or regulatory developments, intensifying competition, technological change and general economic conditions. All forward-looking statements presented herein should be considered in conjunction with such filings. Medical Facilities does not undertake to update any forward-looking statements; such statements speak only as of the date made.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, Medical Facilities Corp., (416) 848-7980 or 1-877-402-7162; Bruce Wigle, Investor Relations, The Equicom Group Inc., (416) 815-0700 ext. 228 or 1-800-385-5451 ext.228, Email: bwigle(at)equicomgroup.com/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 07:00e 13-AUG-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Notice of Medical Facilities Corporation's Fiscal 2007 Second Quarter Financial Results Conference Call

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, Aug. 3 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Corporation") will release its 2007 second quarter financial results prior to market opening on August 13, 2007. Following the release, Management of Medical Facilities will host a conference call at 10:30 a.m. (EDT) to review the financial results. All interested parties are invited to participate. You can join the call by dialing 416-644-3416 or 1-800-732-9307. Please call in 15 minutes prior to the call to secure a line. You will be put on hold until the conference call begins.

Dr. Donald Schellpfeffer, Chief Executive Officer, and Michael Salter, Chief Financial Officer will chair the call. A question and answer session will follow, at which time the operator will direct participants as to the correct procedure for submitting questions. A taped replay of the conference call will also be available until Monday, August 20, 2007 by calling 1-877-289-8525 or 416-640-1917, reference number 21240068 followed by the number sign.

A live audio webcast of the conference call will be available through www.newswire.ca. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be needed to listen to the webcast. An archive of the webcast will be available for 90 days.

The Corporation's 2007 second quarter financial statements and Management's Discussion & Analysis, for the three month period ended June 30, 2007 will be filed with SEDAR following the release and will be available via MFC's web site at www.medicalfacilitiescorp.ca

About Medical Facilities Corporation

MFC owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Company is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component. For more information, please visit www.medicalfacilitiescorp.ca

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, Medical Facilities Corp., (416) 848-7980 or 1-877-402-7162; Bruce Wigle, Investor Relations, The Equicom Group Inc., (416) 815-0700 ext. 228 or 1-800-385-5451 ext.228, Email: bwigle(at)equicomgroup.com/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 09:24e 03-AUG-07

END